Filed by Charter Communications Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange
Act of 1934
Subject Company:  Charter Communications Inc.
Commission File No. 001-33664

The following is a transcript of a Q&A discussion with investors and analysts at the 2014 Cable Show:

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EDITED TRANSCRIPT
CHTR - Charter to Participate in Q&A Session at The Cable Show

EVENT DATE/TIME: APRIL 30, 2014 / 08:10PM GMT

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APRIL 30, 2014 / 08:10PM GMT, CHTR - Charter to Participate in Q&A Session at The Cable Show

CORPORATE PARTICIPANTS
Tom Rutledge Charter Communications Inc. - CEO
Chris Winfrey Charter Communications Inc. - CFO

CONFERENCE CALL PARTICIPANTS
George Randell

PRESENTATION

Unidentified Participant

Okay. We're going to get started with our afternoon program. So, I'm going to introduce Tom Rutledge who everyone knows is the Chief Executive Officer of Charter and Chris Winfrey, who is the Chief Financial Officer and Executive Vice President.

So, I'll start with the first question which is this week you announced the series of really complicated transactions. So, maybe you could kind of slow motion go through those, again, and tell us kind of what's in it for Charter, why did you do these deals, what does it do to your co-structure and revenue upsize after we finish all those complexities?

Tom Rutledge - Charter Communications Inc. - CEO

Okay. Well, essentially, you can look at as three deal or even two deal from the one way I'm thinking about the acquisition deal not the spend deal. I think of it as buying 3 million customers and trading away 1.5 million.

I was doing that -- I was trying to get away from the -- now, I don't have a cell phone on.

Unidentified Participant

(Inaudible - microphone inaccessible).

Tom Rutledge - Charter Communications Inc. - CEO

Yes.

Unidentified Participant

I forgot...

Unidentified Company Representative

Technically it's the trade, the million and a half customers who purchase a million and a half customers and also with the..

Unidentified Participant

(Inaudible - microphone inaccessible).

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APRIL 30, 2014 / 08:10PM GMT, CHTR - Charter to Participate in Q&A Session at The Cable Show

Tom Rutledge - Charter Communications Inc. - CEO

Sorry.

Unidentified Participant

[Trade] a million and a half customers.

Tom Rutledge - Charter Communications Inc. - CEO

That's right. And then Comcast is spending out 2.5 million customers and Charter will own a third of that entity and have a management agreement with that entity and the public could chart the Comcast shareholders will own two-thirds of the new company.

And as a result of that, these assets are all concentrated and the States of Minnesota, Wisconsin, Michigan, Ohio, Indiana, Kentucky, Eastern Tennessee, and Alabama, and we have our existing assets in Greenville, South Carolina.

So, all of theses assets are physically contiguous and put stronger in an operationally better footprint and the marketing footprint that is more easily used to project the company's business into the marketplace.

So, we think from an operational perspective and the ability to take our existing successful model of growing our business that that model enhanced by this increased or enhanced footprint and the whole transaction was a way to allow us to restructure our footprint to increase the size of our company and increase the scale of the company and to increase the ability to market the company and operate effectively.

So, we think an extremely valuable transaction for us. We think it works for Comcast from their regulatory needs and we think we have the similar view of what the upside in the business are and so we think it's good for the companies involved and everybody -- all of the constituents of the company.

Unidentified Participant

And so, (inaudible), so everybody has to realize that single hour a day and (inaudible). So -- can you hear, we got it. Okay. So, I'm going to hand this to whoever is asking the next question and [Martin] you are on my shoe. Okay, fine.

Who wants to ask the next question? Yes, please.

QUESTION AND ANSWER

Unidentified Participant

So, if I understand it correctly, once -- given the management agreement to -- you have with [FinCo], you'll effectively be negotiating programming agreement for them contiguous with the rest of Charter?

So, effectively, you're going to be negotiating for about 8 million subs versus the roughly 4 million you have now. Can you talk about clearly scale equals discounts on programming? How that curve looks and what sort of benefit you think roughly [doubling] the number of subject [same for] translates into the actually price in the programming?

Tom Rutledge - Charter Communications Inc. - CEO

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APRIL 30, 2014 / 08:10PM GMT, CHTR - Charter to Participate in Q&A Session at The Cable Show

Well, I don't know how the scale will work, we will be in unique category different from other people at least in the wire line business that are negotiating contracts. So, may have a different pricing structure than others but how much of a discount will ultimately be able to translate that to I can't say. I mean, the general trend in programming from an operator's perspective is not good. Prices are going up faster than inflation significantly faster.

But I do think it gives us a slight increase. It's actually a negative overall from where the customers are now in terms of what business, you know, there in companies like Comcast and Time Warner. And so there's an actual dis-synergy to bring them into Charter and we calculated that into the overall value of the deal and offset that with other synergies that we get mostly in the operating capabilities in these new entities and efficiencies in the operating site.

So, there's in the future I think some programming synergy because of our scale. There's an immediate dis-synergy offset by an immediate synergy that comes from the operational integration and an opportunity that running these official markets give you all of that together we think creates an accretive opportunity for us.

Unidentified Participant

So, I'm sorry -- in that -- that the dis-synergies are going from Comcast and Time Warner Cable to Charter are completely offset by these synergies that are operating [a better] footprint?

Tom Rutledge - Charter Communications Inc. - CEO

No. I didn't say that but I said that they offset.

Unidentified Participant

Okay.

Tom Rutledge - Charter Communications Inc. - CEO

And can I -- we believe based on what -- how we think we can operate these businesses and what we think we're going to pay for programming that it's a good deal.

Unidentified Participant

Okay. Thanks.

Unidentified Participant

Just have a quick question. Could you talk a little bit about your network architecture [post] going all digital especially as it relates to DOCSIS 3.1 and kind of [RID]?

Tom Rutledge - Charter Communications Inc. - CEO

Yes. So, Charter has been going all digital and we've prepared ourselves to our [probably good] pricing over certainly a while ago to do that. We're about 40% complete as of right now and we'll be finished by the end of this year, and in the places where we have finished, we've executed an improvement in our service offering and we're using the spectrum we free up by turning off the analog signals of launch increase additional high definition linear video channels but more particularly launching additional DOCSIS channels which allows you to take the speed up of your overall data -- high speed data platform.

And so we're increasing our speed as we unburden the network with analog and rebranding our business as we do those thing into Charter spectrum and so when Greenville, South Carolina was taken to all digital as a result of that, they ended up with more HD channels than our satellite competitors have. They ended up with a slow speed being sold of 60 megabits. In Saint Louis, that similar offering is a 100 megabits slowest speed [resale]. And so the capacity of the network is greatly enhanced.

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APRIL 30, 2014 / 08:10PM GMT, CHTR - Charter to Participate in Q&A Session at The Cable Show

The difference between DOCSIS 3.0 and DOCSIS 3.1 is the total throughput is capable out of the same amount of channels. In a 3.0 environment channels, the channels are individually managed, and in a 3.1 environment, they're managed as they block and you pick up efficiencies through that.

I think (inaudible) today and as our panelists obviously said that by the end of '15, products would be available in the 3.1 format. What that means I that speeds in that environment can go up to 10 gig down throughput.

So, it's pretty significant in terms of this upside and competitive repositioning of the business and -- and then with regard to all [IP], we've gone to a hybrid IP MPEG world. Incremental boxes that we're buying actually are fully IP and MPEG. So, they run both formats and we can run the network in the configuration that makes sense give them the hardware that's in it.

And the costs of doing that are pretty nil in the sense that they are built on the same chip and so we've gone to a downloadable conditionally access system which is a -- which another way of saying our security is downloadable as opposed to being in a fixed device like a CableCARD.

And we're currently buying what are called integrated boxes that violate the FCC rules but we've gotten a waiver for that, and as part of the waiver, we've developed this downloadable security system which will then be launched later this year and that downloadable security system allows us to buy boxes from any vendor anywhere. And interoperate boxes in both formats in any plant that we have without the -- would glad so what the legacy platform is.

So, essentially we're building a new platform over the top of the old platform with is world standard and world pricing, and is both IP and MPEG, and at the same time, we're going to a cloud-based user interface which is IP-based like the Comcast user interface, but also we're translating using ActiveVideo software and Zodiac software into MPEG which is the old format and using the VOD system to create a linear stream like a DOCSIS stream to legacy set-top box.

It's been using the tuner -- the tune to the legacy VOD stream and the VOD stream will look like and it will be a state-of-the-art user interface and so our notion is that rather than rip out what we have, we've reformat what we have and we go all digital and we take the intelligence out of the box and put it to the network and, therefore, older simpler boxes work just fine in a state-of-the-art environment. So, that's our strategy and it's working.

Unidentified Participant

Just a follow up there, can you talk about how that ActiveVideo solution scaling in your efforts today?

Tom Rutledge - Charter Communications Inc. - CEO

Well, right now, it's in employee homes and get works and we've been tweaking it to make sure that the user experience is good and the software all talks to itself, and we're now about to do the scaling test and then theoretically it scales and so our expectation is that it will scale but we haven't done a real world test of it yet, and that's our next process.

Unidentified Participant

On the -- on the SpinCo, given it's Comcast properly, I'm assuming the excellent platform had been deployed, how do you sort of seeing to start manage that property post the separation -- would you bring it your platform?

And then on the purchase of the 1.4 million subs the Time Warner Cable subsidy have any sense of how far along are they on their all-digital path? Thanks.

Tom Rutledge - Charter Communications Inc. - CEO

With regard to your first question, we don't have a an arrangement yet other than informal discussion about how to handle X1, but in terms of architecture, their architecture incrementally in their new boxes is very similar to ours. And so we can interoperate and they will do transition services agreements, as well we -- so that customers continue to receive the services they have until we have an equivalent replacement.

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APRIL 30, 2014 / 08:10PM GMT, CHTR - Charter to Participate in Q&A Session at The Cable Show

It may turn out that there are some opportunities to create unified back office systems that we could share and criticisms relationship but we haven't gone down that path yet since fully out to just say -- hey there might be something there, and if there is, we should take advantage of it.

But regardless of whether there is or there isn't or whether we believe for whatever reasons that we want to change it out or they -- if they want to change our guide out and put X1 on it. It's a fairly simple process because it's just another rendering on a DOCSIS platform.

Do you want to -

Chris Winfrey - Charter Communications Inc. - CFO

The other question was on all-digital -- it's our understanding that they were hitting the all-digital markets being New York and [LA] first. It could be that they've started something we're not aware of such in the Midwest regions and I don't think it's going to be that material and, you know, for Charter, the plan would be similar to what we've been doing in Charter today in terms of rolling pricing and packaging, driving growth to something digital only putting a very attractive product in front of the customers at a fair price that has step-up ability of our time and taking the networks all-digital to free up the spectrum that Tom was talking about.

Unidentified Participant

I was curious, maybe for Chris, how the I guess 7.25 multiple was determined whether that reflects at all the dis-synergies 7.125...

Chris Winfrey - Charter Communications Inc. - CFO

7.125.

Unidentified Participant

7.125.

And also secondarily where liberty might fit into this pattern [relation].

Chris Winfrey - Charter Communications Inc. - CFO

Well, the 7.125 multiple, we had to agree between contesting ourselves of how to value really three different [markets] of assets. One was the Charter assets that would be swapped in, the other one would Time Warner Cable assets that would come over to Charter. There were two net off with the swap and then met into a taxable asset sale then the third bucket SpinCo in a given short time period, as well as limited access and these businesses are increasingly managed very, very centrally different levels of different degrees between companies.

And so we have to agree on the fair multiple that would be fully allocated overhead basis EBITDA multiple and we came up with 7.125 tons for all companies. They'll be synergies or d-s-synergies when they get put into pro forma but that we thought from a carve-out EBITDA standpoint that was a pretty attractive and fair multiple to everyone and that Liberty's involvement, they've been very supportive. They've signing a -- signed a [voting] agreement to vote in favor of this when we take it for stockholder's approval and they've been very active supporter of the company on the board.

Unidentified Participant

Thanks. Tom, when you came on, you laid out the strategy of Charter go all digital over 2 years. We saw the CapEx go up last year up again this year, new pricing and packaging rolled out, could subscriber growth has peaked up. Now, we're saying the ARPU kicked and so [Backus] started to have revenue attached to it et cetera, and as we all look out to '15, you can sort of see the harvest start.

So, now what happens? Right now, you -- in the end of this year, half of your company changes the Time Warner Cable subscribers in their own version of what you were doing to something you may disagree with.

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APRIL 30, 2014 / 08:10PM GMT, CHTR - Charter to Participate in Q&A Session at The Cable Show

Tom Rutledge - Charter Communications Inc. - CEO

Yes. Oh, yes.

Unidentified Participant

It was that of version how close that version is but can you just help us with the sequencing there, is it a high level about how you think about the story, the growth story which Q1 showed the growth that you've been able to put together at Charter? But does that change at all? Does the duration change? You kind of restart the clock that [half] the company, how should we think about those kind of things?

Tom Rutledge - Charter Communications Inc. - CEO

Well, if there is -- there are timing issues with the integration of the new assets including when we get them so and how that affects where we are in the curve that we're currently in and so I'm trying to tell you how that curve drove out is a little difficult but the notion that you can take at cable [asset] which from a structural perspective there are all designed the same way from a [structure] point of view.

I do think that, you know, Charter's physical asset and its infrastructure asset for the provision of customer service, 2 years ago we're in worst shape than the assets that are coming in. So, part of what we're doing in terms of the capital spend that we've been doing over the last two years and this year have been a retrofitting of all the things that were neglected could be done during the process of going through bankruptcy and restructuring.

So, Charter didn't -- it outsourced to the call centers, it outsourced its labor force and we had to buy call centers and build or hire 5,500 people in this timeframe already not that I changed my operating cost structure but I brought the people in house so the service could be improved, the trend could be improved. I had to house in a new physical asset. I did buy trucks tool, test equipment.

I had to go walk out the entire 400,000 miles of Chartered assets and look at it and figure out what wasn't done and put them into a priority project order and get all done and had the friction also of reorganizing the whole company moving the headquarters but also reorganizing essentially every job in the company and putting it into a position where I thought it could be an efficient, effective customer service provider and develop new products and packages in an efficient way.

I think less of that has to occur in this acquisition because we're going to get operations that have trucks and tested within call centers and software systems and plant that's maintained. Capital has been going into those assets. I mean that's perfectly allocated the way I would do it but if there are high quality assets and from a physical perspective in good shape. So, that friction isn't going to be there. The structural friction of recreating a company and organizing it, putting all together -- oh that won't be there.

So, while there -- and from a cost curve of capital perspective, where we're buying world boxes incrementally into these assets the cost of this piece of [CPE] will go down and the quality and life of the CPE will go up. So, I don't know how all the mac works exactly because we haven't budgeted this out and I don't know the timing exactly but my sense of it all is that it's a really good deal and that you can make it work.

George Randell

Just [George Randell]. Just a question on the SpinCo and just how the actual kind of technical indenture works, meaning you're going to own a third of a public shares, you're going to own two-thirds of it. Are there any preferential rights that Charter gets to acquiring a whole company or somebody else from the outside wanting to buy the public equity? Could you end up being a minority owner of somebody else's cable asset? How did that all work?

Chris Winfrey - Charter Communications Inc. - CFO

Yes. That's the -- that's the answer to the question there. Nothing...

Tom Rutledge - Charter Communications Inc. - CEO

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APRIL 30, 2014 / 08:10PM GMT, CHTR - Charter to Participate in Q&A Session at The Cable Show

Theoretically, yes.

Chris Winfrey - Charter Communications Inc. - CFO

There's nothing -- all of the governance that's inside SpinCo is designed to create value for SpinCo shareholders and to give them appropriate minority in this case, majority but as if they were a minority protection rights.

George Randell

And if somebody bought it other than Charter, what happens to your management services? Does that last regardless or is that terminated or change of control?

Chris Winfrey - Charter Communications Inc. - CFO

I'm not even sure that's putting into the documents of three-year services agreement, contractual service agreement. So, I would suspect that it would either be continued or not and be terminated.

George Randell

Thank you.

Unidentified Participant

Can you talk a little bit about the 4.25% kind of -- I forgot the official term but the management fee -- manage SpinCo? Do you think about that as having an embedded profit in that or is it kind of the more of a cost [slot] you have to add HQ, staff and resources to manage that?

Chris Winfrey - Charter Communications Inc. - CFO

I think there's a couple of different ways to think about it. One is typical in the cable industry although we haven't seen a lot of it as of late. There's one fairly public example I can think about in terms of the management fee that still exist today. But typically, in cable, you saw management fees that were in the 5% range. That's one way to think about it.

Another way to think about it is that Charter will provide services for SpinCo including things like doing provisioning customer care to some extent field operations, the whole litany of services where management of SpinCo and the board of SpinCo desires that from Charter because it can be provided at a cheaper rate, and we'll be providing those at cost regarding the additional mark-up.

Charter will also convey to SpinCo wherever it can its licenses, its programming cost, its procurement activity including purchasing of CPE at a dramatically lower price, some of the things that Tom talked about in terms of how we can purchase the set-top boxes. So, they will have a tremendous benefit at SpinCo and SpinCo shareholders from those types of savings that don't require incremental labor per se or happened in incremental direct cost. But this is significant economic benefit to SpinCo and Charter will be providing those services to SpinCo.

So, not only the operating services that can build at a cost with new market, but in addition to that, the involvement of Charter and the availability of Charter to provide these services. If SpinCo wants the abundantly clear SpinCo -- it's a publicly-traded company or will be and it'll have a fiduciary responsibility to transform the shareholders and they will do the right thing and my guess is that economically they can benefit significantly by cooperating with Charter and there's scenarios as well where we've outlined and concentrate in the agreement of SpinCos in the market where they have a dominancy of presence.

SpinCo, it may be more economic at SpinCo and its employees, field operations employees in particular, do exactly the same thing but they perform transactions on behalf of Charter systems and they built Charter on exactly the same basis for the services that are provided to Charter. If you have that type of environment what you're

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APRIL 30, 2014 / 08:10PM GMT, CHTR - Charter to Participate in Q&A Session at The Cable Show

really getting is the ability for both organizations to perform operations where they have a larger market presence and they can do it at a cheaper rates in either company if they do want to standalone basis and get a more efficient operating structure.

See if we can pass it to -- oh Okay. We'll get there next.

Unidentified Participant

Sort of along similar lines but a little bit different. In terms of M&A, it seems like this is sort of stage 1. So, stage 2, how do you go back deciding who buys, who next?

Unidentified Participant

In terms of if the SpinCo bought...

Chris Winfrey - Charter Communications Inc. - CFO

Can get a little [slow]...

Unidentified Participant

...SpinCo makes the decision or Charter and then also in terms of your discussions whatever your happy to share with us over the last few months. Is there a sense that some of the larger players whether up in the Northeast or down in the Southeast or sellers of assets?

Tom Rutledge - Charter Communications Inc. - CEO

I really don't want to speak about perspective M&A we've just gone through but deal that we'd like to talk about but I think this changes the industry to some extent and people will evaluate that -- that on cable assets and so I'm sure people are thinking about what their future is but I don't want to speculate about it.

Chris Winfrey - Charter Communications Inc. - CFO

It's not like we're with the shortage of activity right now. Either -- we got a lot of work to focus on.

We have one here and then we'll come kind of the -- go ahead.

Unidentified Participant

I just wonder what Liberty media's role would be going forward given that the shared Charter would be diluted right below their current stake with the issuing of the equity to fund SpinCo on what -- would that imply for future equity infusion to maintain that share at 25%?

Tom Rutledge - Charter Communications Inc. - CEO

Well they did get slightly diluted. I think the answer is 21, 22.

Chris Winfrey - Charter Communications Inc. - CFO

That's right.

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APRIL 30, 2014 / 08:10PM GMT, CHTR - Charter to Participate in Q&A Session at The Cable Show

Tom Rutledge - Charter Communications Inc. - CEO

And they agree to that and so there's still in their board position in our company in Charter and they've been supportive of this transaction and the company in general and so I hope it get changes their overall position [at all].

Chris Winfrey - Charter Communications Inc. - CFO

The shareholder rights and obligations are unchanged by this transaction. It will be roughly a 22%. It could be less dilution on that depending on where our stock is trading at the time that we actually close on SpinCo and issue our shares. So, that number will float around a little bit and -- but they are the same position that they were before from the governance standpoint and obviously they signed a voting agreement in favor of this but then very helpful in the process along the way. I think good shareholders, good board members.

Unidentified Participant

Is it reasonable to assume that they would want to see their share go below this 20%, 21% meaning when you up the stake in SpinCo in 2 plus years, it could be more diluted...

Chris Winfrey - Charter Communications Inc. - CFO

That's an excellent question from Liberty media.

Unidentified Participant

Okay. Thank you.

Chris Winfrey - Charter Communications Inc. - CFO

But we like their support. We like their involvement.

Just one quick and then we'll come up.

Unidentified Participant

Thanks, two questions. First, how much of programming benefit you anticipate getting and will the programmers now treat you as an 8 million sub-operator and unrelated? What are your thought s about taking the or using the X1 platform?

Tom Rutledge - Charter Communications Inc. - CEO

Yes. I think they're treated as an 8.1 million subscriber into the -- and we'll try to use whatever power that brings us and yes, the X1 platform is usable and we discussed that just recently -- a few minutes ago. We might use it if we can find an agreement to make sense between us and Comcast but where we use it or not, cloud-based user interface is far similar. The same technology platform and so the platform that's been deployed in both companies allows for all sorts of user interface customization.

I think you can actually envision a world where consumers create their own user interface and that kind of flexibility would be able to exist in this cloud-based user interface environment because essentially everybody has their own guide on their own separate stream and so X1 is an attestation of the artistic capabilities that the current platform allows. It's ultimately an [aesthetic] question and I think guide ultimately becomes search engine and there are also that interesting business opportunities go around having a search engine and find your product.

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APRIL 30, 2014 / 08:10PM GMT, CHTR - Charter to Participate in Q&A Session at The Cable Show

And I think the X1 platform was [itself] to that so is what we're doing. And whether there's an ability to put all that together into a common business and create even greater scale, I don't know and we even had those discussions but if that opportunity is there, we'll take advantage of it.

Chris Winfrey - Charter Communications Inc. - CFO

Can we pass the mike up three rows up. Thanks. We get -- and go to this.

Unidentified Participant

Chris just very quick computation. I think what you said on the services provided by SpinCo is that any incremental cost you incurred to provide services to them, they reimburse you for and so the management piece 100% margin revenue for it.

Chris Winfrey - Charter Communications Inc. - CFO

That's in essence, it's payment for the value that we're delivering to SpinCo but there are Senior Executives that Charter first time is going to be occupied on behalf of SpinCo. There's valuable rights that we'll be conveying. There's sort of contract that we'll conveying. So, we're not going to try charge on the increment for those -- so just [the] -- represent the value that's been delivered to SpinCo.

I think if you need, you want to fix out and we talk about it before you took an assumption that SpinCo has to go out and build its own billing platform, it's on [switched] platform. It's a -- it's on programming contracts. It's on procurement contracts around CPE and, otherwise, they will have the right to do so, but I just don't think it'll be anywhere in their economic interest and compare that to the 4.25% management fee. I think there's real value there for SpinCo.

Unidentified Participant

Got it.

Chris Winfrey - Charter Communications Inc. - CFO

But there's value there for Charter as well obviously.

Unidentified Participant

I know that you guys have your hands out to [before] improving your own assets and then integrating the assets you're about to acquire and improving those as well. But I wonder if you can give us some thoughts or give us some context of how you think about the opportunity to roll out wireless. So, there's -- as sort of an add-on leveraging your WiFi infrastructure over time.

Tom Rutledge - Charter Communications Inc. - CEO

I think that wireless is an opportunity for our business. The majority of our customer -- vast majority of our customer [overnight] -- 5% of our customers have WiFi who are broadband customers of ours. The majority of smartphone data in the country is now on WiFi and wired network.

And so when you think about what we're doing, we're actually deploying -- we're starting to deploy WiFi in businesses with open access to our customers and private access to the businesses themselves so that more and more uses of Wi-Fi with people on a sedentary mode waiting for some doctor waiting for (inaudible) whatever or sitting in a restaurant. And so, I think our ability to continue to deploy Wi-Fi means that traffic will continually move towards us.

And I think that we can create an enormous amount of value by just doing that. But in the long run, Wi-Fi which is [unlicensed] spectrum and [licensed] spectrum which is currently mostly used by cellular carriers can work together and interoperate. And I think that there are certain -- having a fully deployed (inaudible) platform

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APRIL 30, 2014 / 08:10PM GMT, CHTR - Charter to Participate in Q&A Session at The Cable Show

and being throughout this streets and highways and byways of a community allows you to have very small cell. Wi-Fi, by definition, are very smart, small cells and small cells combined with large cells, I think, is an efficient way to use spectrum.

So, I think that overtime we'll keep moving towards more and more of our products being wirelessly delivered and that we'll have different relationships whether we buy [licensed] spectrum or rent it. I think those are kind of economic questions.

Unidentified Participant

Just a quick followup on that, you got close to launching Wi-Fi for wireless offering in Cablevision years and years ago.

Unidentified Company Representative

Yes.

Unidentified Participant

And Cablevision filed a bunch of really interesting patent in the area. What held you back from launching into the business there?

Unidentified Company Representative

You mean into a wireless -- you mean mobile wireless, like a phone company? I don't know. You know, I actually don't know how -- you know, I was doing experimentation with it. We didn't actually have a business plan to launch when I was there. So, if they ever got closer than where I was, I don't know a bout it.

Unidentified Participant

So, what does it rank in sort of listed parties that you have at Charter now?

Unidentified Company Representative

You know, when I went to Charter, the opportunity was fundamental, run a good cable company and you'll get really good growth. And that's still the big -- that's where all the money is and still where still all the money is in the industry. But I think that overtime, wireless becomes an opportunity and not just an attribute of what is but a separate, you know, economic line of business. But that isn't what we're working on now. I don't consider that a high priority.

Unidentified Participant

New footprint makes it a little bit easier concept.

Unidentified Company Representative

It does. It does. And the ability of [brand] (inaudible) of bigger geography looms itself to that over a longer period of time. Yes. Correct. (Inaudible).

Unidentified Participant

At the risk of continuing to beat that (inaudible) I mean one of the missing pieces for that obviously is the (inaudible).

Unidentified Company Representative

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APRIL 30, 2014 / 08:10PM GMT, CHTR - Charter to Participate in Q&A Session at The Cable Show

Yes.

Unidentified Participant

Can you talk about that? Do you -- have you contemplated how you might get an MB&O arrangement with the wireless carriers that Comcast obviously has that box checked in a way that you don't.

Unidentified Company Representative

Yes. We've contemplated this. And I can't tell you what -- we don't have an agreement at the moment.

Unidentified Speaker

Can we pass it to the other side of the room?

Unidentified Participant

I was curious if you could update us on your relationship with Netflix which has gotten interesting for the industry in a across all the levels including the (inaudible)? Do you think that's a good idea? It seems like consumers would like that charging them for kind of direct connect and then the kind of advantage manage service concept of they [execute and reporting] right now.

Unidentified Company Representative

Right. You know, the reality is I haven't had business dealings with Netflix at all that I've read obviously that others have. And I have seen them trying to slow their speeds down on our network and that does cost us money as they play with the distribution but I haven't engaged with them because I've been busy. But you know -- so they are doing that.

But the fact -- put that aside, the -- you know, I think that my customers were using Netflix and I want them to and I think the fact that I have a great network and can make Netflix work -- Netflix work on that network well is something that I want to do. I want my customers when they watch Netflix to get the best quality experience that they can get.

And there is a way for me to work with Netflix that would be efficient for us and for them, and so far, we haven't really engaged into that. I also think that as we turn the TV into just another screen from, you know, our user interface and from a technology perspective that the whole Internet can be displayed efficiently on larger and larger screens by us with ease.

And I think that opens up opportunities for -- over the top providers to be on the big screen TV and let -- and when you think about a user interface navigation you are able to create services that provide value to your customer based on what they want to watch and -- which means that if they watch Netflix, if they watch Hulu. If they watch A&E or CNN, they want to know how to get it, where it is, and what's on right now and what's available right now.

And I think that our user interface can be beneficial to companies like Netflix and I don't think of it as being on the box like (inaudible) because I think of it being in the Cloud and just displaying it on a TV. And we're not coming at it from a hardware perspective like (inaudible). So, I think that there are all sorts of possibilities that create good look and feel in an integrated way between what people call over the top and what they call cable. And we're open to working with anybody to try to make that happen.

Unidentified Participant

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APRIL 30, 2014 / 08:10PM GMT, CHTR - Charter to Participate in Q&A Session at The Cable Show

Hi. The deals you announced obviously improved your clustering significantly. You know, significantly, you know, really changed the company completely. Can you talk about how many of your subscribers on a pro forma basis including [Spinco] are maybe still sort of, you know, fragmented, not completely rationalized within large clusters?

Unidentified Company Representative

Yes. I think it's less than 5% and maybe even half that, very small.

Unidentified Participant

Great. Thanks.

Unidentified Company Representative

Just to follow up on that whole the mic is moving. Today, about 49% of the areas that we operate including [packings] that we cover can we use mass media inefficiently and the rest we can -- so half and half essentially and that will be more like 97% going forward.

So, it gives us a much more efficient marketing reach that we currently have. We're finding other ways to market that to mass media right now and then doing it effectively in growing our business but this just makes it easier.

Unidentified Participant

I do have a question on the funding of the [7 to 7.5] billion for the purchase of the (inaudible). Given that this deal probably wouldn't be closing for 9 to 12 months, the rates are low and capital markets, you know, are very healthy, which is considered prefunding and holding the proceeds in escrow similar to the (inaudible) and then another question related would be how do you thought about the proportion of long versus unsecure bond or secure bond?

Unidentified Company Representative

So, we're looking at all those things. The reality is that we've had viable, you know, much larger viable financing commitments that had been with us and available to us for a very long period of time.

So, having financing commitment isn't going to be the challenge. To your point, the challenge is going to be decided when you want to secure it, lock it, syndicate it, and if that means having to confuse or escrow depending on whether it's a bank or whether it's in loan form or in note form, all of that are things that we're thinking through today and trying to make sure that we're pertinent to lock in the risk as well as not have overfunding in terms or cost between now and closing of the transaction. So, those are all the things that we're thinking through today. There are decisions to be taken.

Unidentified Participant

The question of the deal, so I think you [already said] on the call that it's in the [creative] of transaction overall. But if you look at each leg of the transaction on its own, would it be [accredited] in that basis as well?

Unidentified Company Representative

It's a smart question. Yes. Yes. There is a -- you know, if you think about [swaps] and you think about, you know, the [swaps] that we're doing as well as the net purchase as well as our equity investment into SpinCo, and you know, including the management team that's attached or even developed perhaps.

I think each leg of the transaction is very, very attractive for Charter, even more simple way to think about it and even -- you know, even if you're purchasing with either net synergies or net dis-synergies, whether it's plus or minus a little bit relative to Charter evaluation today, you know, is attractive, how it relates to our share prices

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APRIL 30, 2014 / 08:10PM GMT, CHTR - Charter to Participate in Q&A Session at The Cable Show

overtime, you know, really depends on what we can do with the assets and we have a lot of confidence on what we can do with the assets and that means that, you know, you have an attractive purchase price and high growth and you have an ability to enhance the value of the assets that we already have today. We think it's very attractive whether you look at it incrementally for each transaction on the whole. We're not (inaudible).

Unidentified Company Representative

No. I don't disagree with you. We actually -- as we thought about it and as we negotiate, it's actually a fairly complex negotiation because we have all these assets, what buckets are they in, and you know, you're trying to create a puzzle which you have to start somewhere, you know, how are you going to build things that are contiguous and then make it work and meet everyone else's [office] objectives and make their assets work. And it was really a Rubik's cube from a physical perspective. And so, what we did is we design the economics first then we fill the bucket.

Unidentified Company Representative

You're making us work.

Unidentified Company Representative

That's right.

Unidentified Company Representative

This is so the world can hear.

Unidentified Participant

Right. So, I think if you look at the [consensus] number and you guys talked about this on your last couple of calls, increased CAPEX to this year. It will be probably in the [1.7ish] range for next year. I want to take the active video thing and overlay it. I'm wondering that could lift or remove capital from your plan. You know, one of the things they explain is it's really about VOD sort of peak VOD usage, right? That's sort of, I think, the gating item on scalability because every time you pull up the guide, it's a VOD stream.

Unidentified Company Representative

(Inaudible).

Unidentified Participant

Yes. So, when you think like your network, if it works, which is going to be great for the customer, does it save you money? Does it cost you money? How should we think about those?

Unidentified Company Representative

Well, yes -- no. If it works -- look. All [Unicast] network are contention-based problem. And they all have a mother's day effect, you know, which if everyone uses the phone on mother's day at the same time it won't work and that's the way Unicast streaming works.

So, you have to understand what the potential dynamics are of a used case. You wouldn't put the Super Bowl at the Unicast most likely. You'll leave it at a [linear] form. So, when you look at a guide, you have to think about how long are people are going to stay in a guide, how does it work, and what is the use case, are they going to actually keep the guide there and just surf and never make a decision or...

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APRIL 30, 2014 / 08:10PM GMT, CHTR - Charter to Participate in Q&A Session at The Cable Show

Unidentified Participant

And the [better] your guide the more they may stay on it.

Unidentified Company Representative

Yes. Yes. So what -- so when we designed ours, not knowing the answers to these questions because you can't know it until you do it, we actually built a software -- a small software platform in the box that is quite thin and fits in very old boxes which has smaller memory and [traps] but it holds a guide. It holds a simper guide that's not as rich from a VOD and [jacket art] perspective but it's a functional guide. So, if we have a contention problem there is still a guide on the box.

So, we think that we designed it in a way that's smart based on our lack of knowledge on contention. But you know, contention is one of those things you can manage. And you know, from a VOD perspective, you can manage it based on pricing. You can manage it on where you put the servers and how you manage content, where the congestion in the network is, and it's getting -- and you know, the ability to manage all that is getting more sophisticated and easier through time. So, we're -- you know, we're comfortable that we have a good model of what is the most likely occurrence but back to the issue is contention versus the certainty of linear...

Unidentified Company Representative

But even if that was -- even if that was a decent [anonymous] capital expenditure, you've decided that you won't have a modern interface on every single one of the screen inside the home. You know, it dispense the money in the network to go alleviate congestion, for example, versus going in and...

Unidentified Participant

(Inaudible).

Unidentified Company Representative

... every single customer's home and ripping it out and putting in a brand new box. The amount of capital is completely lopsided without -- and it doesn't have the same customer disruption.

Unidentified Participant

Thanks.

Unidentified Company Representative

Yes.

Unidentified Participant

Two things. One is [L'Oreal] is showing this interactive ad on the face of the [activation] box and I'm really interested in whether if your sales forces can sell that unit, whether you keep a piece of that interactive ad which will be a premium price point so that would be another form of ad revenue for you.

Unidentified Company Representative

(Inaudible) user interface?

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APRIL 30, 2014 / 08:10PM GMT, CHTR - Charter to Participate in Q&A Session at The Cable Show

Unidentified Participant

Yes.

Unidentified Company Representative

Yes. No. Clearly. And there is a tension between advertising and utility. And you I generally think that the customer service experience is an extremely valuable asset when you look at the monthly get out of the video customer. And so, I tend to lean towards making the customer experience as positive as possible. And advertising, you know, properly done can be at least friction less.

But improperly done, it can actually be a detriment to perceived value. So, there is -- that tension exists in user interfaces and I think you got to find your way to manage it. But in general, the whole platform that we have with the capability of having I.P. and MPEG, Unicast products allow you to be interactive in all of our services, not just the user interface.

And so, that's what interactive advertising really is. It could be on every network we carry that you can have this interactive platform overlaid against it and sell it. And clearly, by selling targeted advertising you get a lot more inventory, and the question is does the price and the inventory multiplied to each other gets you any more money. I don't know the answer to that. My guess is it does because ultimately it's a more effective means.

So, the thing that's even more interesting to me than display advertising or interactive advertising is search itself. The modern -- the new user interface ultimately is a search engine. And so, what you want -- what do you want out of a search engine on a cable platform, and you know, do you want a self positioning in search or do you want to sell the ability to promote, how do you promote in a linear or nonlinear world.

One of the -- we were talking earlier that one of the greatest skill in television is scheduling. That skill seems to go away on Unicast where on a non-demand world how do you promote television, how do you create new value for a context. And somehow, it has to be created out of a search engine, I think, and the management of that process and the economics of that management and with the values created I think is an opportunity for us in this user interface and I'd like to see if you get it. But how it all works out, I'm not sure yet.

Unidentified Participant

And then usage-based billing, your philosophy? When you think we get usage-based billing and does [reveal] terms push you off in terms of when you can execute usage-based billing from a practical point of view?

Unidentified Company Representative

You know, there is no impediment to it technically. I look at usage-based billing like VOD billing, transactional billing in general retards use. And I think we have a better network and that's I'm selling to be competitive and I want people to use it.

And so, we've been investing in more capacity so that more (inaudible) would exist and that whole experience of using our network hopefully a superior to our competitors. And so, when you fill a business model that's less -- that actually creates less usage and you have a better network, I find that to be in contradiction. And so, I'm not pursuing usage-based billing right now as a business model.

But from a technical and legal perspective, we have the ability to do it. And we haven't invested in it or acted on it because we think market share is our big opportunity and we think that the best way to get market share is by having a great product that people want to buy as an alternative to what they are already buying.

Unidentified Participant

One last question and then we got to let these guys go. We've come overtime. (Inaudible).

Unidentified Company Representative

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APRIL 30, 2014 / 08:10PM GMT, CHTR - Charter to Participate in Q&A Session at The Cable Show

One last question twice.

Unidentified Participant

(Inaudible) point that you made just now, if -- do you have the rights from the programmers that you had to do something like, you know, if somebody searches for something like the big bang theory and you put maybe the over the top content first and then CBS last in the searches. Is there something in the contract that you have with the program that will prevent you in the way you enable searches.

Unidentified Company Representative

No. That's not to say that if they were being disadvantaged that they wouldn't go that way. But no -- you know, anybody can build a search [initiative]. It may be an effective business but you can do it. And if anything is available out there on the net, your search will go find it right.

So, I don't think it's any difference technically than what anyone can do but it's in a different environment that's all. And so, it creates unique opportunity just for promotion and for advertising. But no, there are no current impediments.

Unidentified Speaker

(Inaudible).

Unidentified Participant

I guess to finish up then. Number one is would you expect to be attached especially AT&T in the Midwest as you look for this transition markets a lot going in the next nine months or a year. Do you expect them to come after you?

Unidentified Company Representative

Probably. You know, look, I'm very comfortable with our ability to integrate and execute and to operate these markets respectively. We do compete with AT&T today in about 30% -- a little less than 30% of our footprint. I don't think that materially changes as a result of this new distribution of assets.

And the way they're put together , it gives us more ability, I think, to market and service those customers both where we overlap it and when where we don't. And so, you know, I think fundamentally from who's my competitor and how aggressive are they going to be, I don't think it changes much. But in terms of what we can do, I think it improves it.

Unidentified Participant

And then second, as you think about commercial, given the first [de-clustering], does that allow you to accelerate the commercial? And then number two is Time Warner Cable, are those assets coming over with any sort of expertise in commercial that you don't have today?

Unidentified Company Representative

I don't know but I assume they're smart people in the commercial sales and service function in Time Warner that are in the field that will come as part of the asset slot and purchases. And so, in that sense, I think so but we haven't don't the diligence to know exactly where their people are. What was the other part of your...

Unidentified Participant

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APRIL 30, 2014 / 08:10PM GMT, CHTR - Charter to Participate in Q&A Session at The Cable Show

The clustering side of the commercial end.

Unidentified Company Representative

Oh, yes. You know, yes, I think it does help, you know, in a [DMA] to -- if you have a multisite business to be able to serve the entire business on a consistent network basis and you can do integration with other networks but technically I think it gives us a leg out from the service perspective, and the same thing about marketing and branding, you know, the ability to project your brand across a DMA or across a state for commercial services, I think, improves as a result of the new footprint.

Unidentified Company Representative

All right.

Unidentified Participant

Thank you.

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Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

In addition, in connection with the proposed transaction between Comcast and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable. INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the

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SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its preliminary proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014. These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

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Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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